UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

Bona Film Group Limited

(Name of the Issuer)

Bona Film Group Limited

Mountain Tiger International Limited

Mountain Tiger Limited

Dong Yu

Skillgreat Limited

Vantage Global Holdings Ltd

Fosun International Limited

Orrick Investments Limited

Alibaba Pictures Group Limited

SAC Finance Company Limited

Sequoia Capital China I, L.P.
Sequoia Capital China Partners Fund I, L.P.
Sequoia Capital China Principals Fund I, L.P.

Sequoia Capital China Management I, L.P.

SC China Holding Limited

SNP China Enterprises Limited

Nan Peng Shen

SAIF Partners IV L.P.

Tencent Holdings Limited

Oriental Power Holdings Limited

Willow Investment Limited

Uranus Connection Limited

All Gain Ventures Limited

Zhanshan Xie

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0005 per share

American Depositary Shares, each two representing one Ordinary Share
(Title of Class of Securities)

09777B1071

(CUSIP Number)

Bona Film Group Limited 18/F, Tower A, U-town Office Building No.1 San Feng Bei Li Chaoyang District, Beijing 100020, People’s Republic of China Tel: +86-10-5631-0700	Dong Yu Skillgreat Limited Vantage Global Holdings Ltd 18/F, Tower A, U-town Office Building No. 1 San Feng Bei Li Chaoyang District, Beijing 100020, People’s Republic of China Tel: +86-10-5631-0700

Sequoia Capital China I, L.P.

Sequoia Capital China Partners Fund I, L.P.

Sequoia Capital China Principals Fund I, L.P.

Sequoia Capital China Management I, L.P.

SC China Holding Limited

SNP China Enterprises Limited

Nan Peng Shen

Suite 3613, 36/F, Two Pacific Place

88 Queensway Road, Hong Kong

Tel: +852-2501-8989

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each two of which represent one Ordinary Share.

Mountain Tiger International Limited

Mountain Tiger Limited

c/o Offshore Incorporations (Cayman) Limited,

Floor 4, Willow House,

Cricket Square, P O Box 2804,
Grand Cayman KY1-1112

Cayman Islands

Tel: +86-10-8525-5529

Fosun International Limited Orrick Investments Limited Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong Tel: +852-2509-3228

All Gain Ventures Limited

Zhanshan Xie

c/o Global Incorporations Limited,
Suite 1107, Office Tower C1, Oriental Plaza,
No.1 East Chang An Avenue,
Beijing 100738,

People’s Republic of China

Tel: +86-10-8525-5529

SAIF Partners IV L.P. Suites 2516-2520, Two Pacific Place, 88 Queensway, Hong Kong Tel: +852-2918-2200	Uranus Connection Limited c/o 17/F, CITIC Securities Tower No. 48 Liangmaqiao Road Chaoyang District Beijing People's Republic of China Tel: +86-10-6083-7583	Alibaba Pictures Group Limited SAC Finance Company Limited 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay Hong Kong Tel: +852-2215-5428

Tencent Holdings Limited Oriental Power Holdings Limited Willow Investment Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai Hong Kong Tel: +86-755-8601-3388 ext 72000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Stephanie Tang, Esq. Shearman & Sterling 12th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852-2978-8028	Chris K.H. Lin, Esq. Daniel Fertig, Esq. Simpson Thacher & Bartlett c/o 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong Tel: +852-2514-7600	David Zhang, Esq. Jesse Sheley, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower, The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852-3761-3300

Weiheng Chen, Esq. Zhan Chen, Esq. Wilson Sonsini Goodrich & Rosati, P.C. Suite 1509, 15F, Jardine House 1 Connaught Place, Central Hong Kong Tel: +852-3972-4955	Gerard S. DiFiore, Esq. Gregory Wang, Esq. Reed Smith LLP 20th Floor Alexandra House 18 Chater Road Central, Hong Kong Tel: +852-2810-8008	Ke Geng, Esq. O’Melveny & Myers LLP Yin Tai Centre, Office Tower, 37th Floor No. 2 Jianguomenwai Ave. Chao Yang District Beijing People’s Republic of China Tel: +86-10-6563-4261
David M. Ludwick, Esq. Freshfields Bruckhaus Deringer 11/F, Two Exchange Square 8 Connaught Place Central, Hong Kong Tel: +852-2846-3400

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$352,560,278.62	$35,502.82

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $27.40 per share for the 11,973,704 issued and outstanding ordinary shares of the issuer (including shares represented by American Depositary Shares) subject to the transaction plus (b) the product of 911,879 ordinary shares issuable under all outstanding and unexercised options multiplied by $19.78 per share (which is the difference between the $27.40 per share merger consideration and the weighted average exercise price of $7.62 per share) plus (c) the product of 235,176 ordinary shares underlying the restricted share multiplied by $27.40 per share ((a), (b), and (c) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, issued on August 27, 2015, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No.:

Filing Party:	Date Filed:

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Bona Film Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value $0.0005 per share (each, a “Share”), including the Shares represented by the American depositary shares (each an “ADS,” or collectively, the “ADSs”), each two of which represent one Share, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mountain Tiger International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) Mountain Tiger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”); (d) Mr. Dong Yu, the founder, chairman of the board of directors of the Company (the “Board”) and chief executive officer of the Company (the “Chairman”), (e) Skillgreat Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Skillgreat”); (f) Vantage Global Holdings Ltd, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Vantage”, and collectively with the Chairman and Skillgreat, the “Chairman Parties”); (g) Fosun International Limited, a limited company incorporated under the laws of Hong Kong S.A.R. (“Hong Kong”) (“Fosun”); (h) Orrick Investments Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Orrick”, together with “Fosun”, the “Fosun Entities”); (i) Sequoia Capital China I, L.P., an exempted limited partnership registered in the Cayman Islands (“Sequoia”); (j) Sequoia Capital China Partners Fund I, L.P., an exempted limited partnership registered in the Cayman Islands (“Sequoia Partners”); (k) Sequoia Capital China Principals Fund I, L.P., an exempted limited partnership registered in the Cayman Islands (“Sequoia Principals”, and collectively with Sequoia and Sequoia Partners, the “Sequoia Entities”); (l) Sequoia Capital China Management I, L.P., an exempted limited partnership registered in the Cayman Islands (“Sequoia Capital”); (m) SC China Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“SC China”); (n) SNP China Enterprises Limited, a business company with limited liability incorporated under the laws of British Virgin Islands (“SNP China”); (o) Nan Peng Shen, a Hong Kong citizen and the sole owner of SNP China, which in turn is the sole owner and director of SC China, which in turn is the general partner of Sequoia Capital, which in turn is the general partner of the Sequoia Entities (“Mr. Shen”, and collectively with Sequoia Entities, Sequoia Capital, SC China and SNP China, the “Sequoia Filing Persons”) (p) SAIF Partners IV L.P., an exempted limited partnership registered in the Cayman Islands (“SAIF”); (q) Uranus Connection Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Uranus”); (r) Alibaba Pictures Group Limited, a company with limited liability incorporated under the laws of Bermuda (“Alibaba Pictures”); (s) SAC Finance Company Limited, a company with limited liability incorporated under the laws of Hong Kong (“SAC Finance”, and collectively with Alibaba Pictures, the “Alibaba Entities”); (t) Tencent Holdings Limited, a Cayman Islands Company (“Tencent”); (u) Oriental Power Holdings Limited, a company with limited liability incorporated under the laws of Hong Kong (“Oriental Power”); (v) Willow Investment Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly-owned subsidiary of Oriental Power (“Willow”, and collectively with Oriental Power and Tencent, the “Tencent Entities”); (w) Mr. Zhanshan Xie (“Mr. Xie”); and (x) All Gain Ventures Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“All Gain”, and collectively with Mr. Xie, the “All Gain Parties”). The Chairman Parties, the Fosun Entities, the Sequoia Entities, SAIF and Uranus are collectively referred to as the “Rollover Shareholders”. The Chairman, Uranus, Alibaba Pictures, Oriental Power and Mr. Xie are collectively referred to as the “Sponsors”. Parent, Merger Sub, the Chairman Parties, the Fosun Entities, the Sequoia Filing Persons, SAIF, Uranus, the Alibaba Entities, the Tencent Entities and the All Gain Parties are collectively referred to as the “Buyer Group”.

On December 15, 2015, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”) in accordance with Cayman Islands Companies Law (the “CICL”), with the Company continuing as the surviving corporation (the “surviving corporation”) after the merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are currently beneficially owned by the Chairman.

1

Under the terms of the merger agreement, if the merger is completed, at the effective time of the merger (the “Effective Time”), each Share, including Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time, other than (a) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company, (b) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of Company Share Award (as defined below) or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company, (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the CICL (the “Dissenting Shares”), and (d) Shares (including Shares issuable under the Company Options, the Restricted Shares and Shares represented by ADSs) beneficially owned by the Rollover Shareholders (the “Rollover Shares”) (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), will be cancelled in exchange for the right to receive $27.40 in cash per Share without interest and net of any applicable withholding taxes. Each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) will be cancelled in exchange for the right to receive $13.70 in cash per ADS without interest and net of any applicable withholding taxes (less $0.05 per ADS cancellation fees pursuant to the terms and conditions of the deposit agreement, dated as of December 8, 2010, by and among the Company, Deutsche Bank Trust Company Americas (the “ADS depositary”) and the holders and beneficial owners from time to time of ADSs issued thereunder, as may be amended from time to time (the “Deposit Agreement”)). The Excluded Shares other than Dissenting Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the CICL.

In addition, at the Effective Time, the Company will terminate the Company’s 2009 Stock Incentive Plan and the 2010 Stock Incentive Plan (collectively, the “Share Incentive Plans”), terminate all relevant award agreements entered into under the Share Incentive Plans, cancel all options to purchase Shares or ADSs (the “Company Options”) and all restricted shares (the “Restricted Shares”, collectively with the Company Options, the “Company Share Awards”) granted under the Share Incentive Plans that are then outstanding and unexercised, whether or not vested or exercisable.

At the Effective Time, as to the Company Options that are not Rollover Shares: (a) each Company Option vested on or prior to the Effective Time (a “Vested Company Option”) will be cancelled in exchange for the right to receive either a cash amount equal to the excess of $27.40 over the applicable per share exercise price of such Vested Company Option or, as agreed upon by the holder thereof and Parent, an equity incentive award of Parent with substantially the same economic value as such Vested Company Option under the terms to be determined by Parent; and (b) each Company Option not vested on or prior to the Effective Time (an “Unvested Company Option”) will be cancelled in exchange for a right to receive an equity incentive award of Parent with substantially the same economic value as such Unvested Company Option under the terms to be determined by Parent. The payment or grant of substituted equity incentive awards in connection with the treatment of applicable Company Options will be made by the surviving corporation as promptly as practicable following the Effective Time.

At the Effective Time, each Company Option that is a Rollover Share (whether vested or unvested) will be cancelled in exchange for an option to purchase a number of ordinary shares of Parent (the “Parent Shares”) equal to the number of Shares underlying such Company Option, under the terms to be determined by Parent.

At the Effective Time, as to the outstanding Restricted Shares that are not Rollover Shares: (a) each outstanding Restricted Share vested on or prior to the Effective Time (a “Vested Restricted Share”) will be cancelled in exchange for a right to receive either an equity incentive award of Parent with substantially the same economic value as such Vested Restricted Share under the terms determined by Parent, or as agreed upon by the holder thereof and Parent, $27.40 in cash; and (b) each outstanding Restricted Share not vested on or prior to the Effective Time (an “Unvested Restricted Share”) will be cancelled in exchange for a right to receive an equity incentive award of Parent with substantially the same economic value as such Unvested Restricted Share under the terms to be determined by Parent. The payment or grant of substituted equity incentive awards in connection with the treatment of applicable Restricted Shares will be made by the surviving corporation as promptly as practicable following the Effective Time.

At the Effective Time, each outstanding Restricted Share that is a Rollover Share (whether vested or unvested) will be cancelled in exchange for a right to receive one Parent Share.

In order for the merger to be completed, the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, must be authorized and approved by the affirmative vote of holders of Shares representing at least two-thirds of the voting rights of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of shareholders in accordance with Section 233(6) of the CICL. However, the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, are not subject to the authorization and approval of holders of a majority of the Company’s outstanding Shares and ADSs unaffiliated with the Buyer Group.

2

As of the date of this proxy statement, the Rollover Shareholders beneficially own approximately 62.9% of the total issued and outstanding Shares. Pursuant to the terms of the Support Agreement, the Rollover Shares and all other Shares acquired by the Rollover Shareholders after the date of the Support Agreement will be voted in favor of the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, at the extraordinary general meeting of shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “proxy statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. Copies of the merger agreement and the plan of merger are attached to the proxy statement as Annex A and are incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

3

Item 1	Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet”

•      “Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•      “Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•      “The Extraordinary General Meeting—Shareholders and ADS Holders Entitled to Vote; Voting Materials”

•      “Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•      “Market Price of the ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•      “Market Price of the ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•      “Transactions in the Shares and ADSs—Prior Public Offerings”

(f)	Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•      “Transactions in the Shares and ADSs”

•      “Special Factors—Related Party Transactions”

Item 3	Identity and Background of Filing Person

(a)	Name and Address. Bona Film Group Limited is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—The Parties Involved in the Merger”

•      “Annex D—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—The Parties Involved in the Merger”

•      “Annex D—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—The Parties Involved in the Merger”

•      “Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms. Not applicable.

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(a)-(2)	Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet”

•      “Questions and Answers about the Extraordinary General Meeting and the Merger”

•      “Special Factors”

•      “The Extraordinary General Meeting”

•      “The Merger Agreement and Plan of Merger”

•      “Annex A—Agreement and Plan of Merger”

(c)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•      “Special Factors—Interests of Certain Persons in the Merger”

•      “The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•      “The Merger Agreement and Plan of Merger”

•      “Annex A—Agreement and Plan of Merger”

(d)	Dissenter Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet— Dissenter Rights”

•      “Questions and Answers about the Extraordinary General Meeting and the Merger”

•      “Dissenter Rights”

•      “Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•      “Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Special Factors—Interests of Certain Persons in the Merger”

•      “Special Factors—Related Party Transactions”

•      “Transactions in the Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Special Factors—Background of the Merger”

•      “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Board”

•      “Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•      “Special Factors—Interests of Certain Persons in the Merger”

•      “The Merger Agreement and Plan of Merger”

•      “Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Special Factors—Background of the Merger”

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•      “Special Factors—Plans for the Company after the Merger”

•      “Special Factors—Interests of Certain Persons in the Merger”

•      “The Merger Agreement and Plan of Merger”

•      “Annex A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—Plans for the Company after the Merger”

•      “Summary Term Sheet—Support Agreement”

•      “Summary Term Sheet—Financing of the Merger”

•      “Special Factors—Background of the Merger”

•      “Special Factors—Plans for the Company after the Merger”

•      “Special Factors—Financing”

•      “Special Factors—Support Agreement”

•      “Special Factors—Interests of Certain Persons in the Merger”

•      “Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•      “The Merger Agreement and Plan of Merger”

•      “Transactions in the Shares and ADSs”

•      “Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—Purposes and Effects of the Merger”

•      “Summary Term Sheet—Plans for the Company after the Merger”

•      “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Board”

•      “Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet”

•      “Questions and Answers about the Extraordinary General Meeting and the Merger”

•      “Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•      “Special Factors—Effect of the Merger on the Company”

•      “The Merger Agreement and Plan of Merger”

•      “Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—The Merger”

•      “Summary Term Sheet—Purposes and Effects of the Merger”

•      “Summary Term Sheet—Plans for the Company after the Merger”

•      “Summary Term Sheet—Financing of the Merger”

•      “Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•      “Special Factors—Background of the Merger”

6

•      “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Board”

•      “Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•      “Special Factors—Effect of the Merger on the Company”

•      “Special Factors—Plans for the Company after the Merger”

•      “Special Factors—Financing”

•      “Special Factors—Interests of Certain Persons in the Merger”

•      “The Merger Agreement and Plan of Merger”

•      “Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—Purposes and Effects of the Merger”

•      “Summary Term Sheet—Plans for the Company after the Merger”

•      “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Board”

•      “Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Special Factors—Background of the Merger”

•      “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Board”

•      “Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•      “Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•      “Special Factors—Alternatives to the Merger”

•      “Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—Purposes and Effects of the Merger”

•      “Special Factors—Background of the Merger”

•      “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Board”

•      “Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•      “Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•      “Special Factors—Effect of the Merger on the Company”

(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—Purposes and Effects of the Merger”

•      “Special Factors—Background of the Merger”

•      “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Board”

•      “Special Factors—Effect of the Merger on the Company”

•      “Special Factors—Plans for the Company after the Merger”

•      “Special Factors—Effects on the Company if the Merger is not Completed”

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•      “Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Earnings”

•      “Special Factors—Interests of Certain Persons in the Merger”

•      “Special Factors—Material U.S. Federal Income Tax Consequences”

•      “Special Factors—Material PRC Income Tax Consequences”

•      “Special Factors—Material Cayman Islands Tax Consequences”

•      “The Merger Agreement and Plan of Merger”

•      “Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions incorporated herein by reference:

•      “Summary Term Sheet—Recommendations of the Independent Committee and the Board”

•      “Summary Term Sheet—Position of Buyer Group as to the Fairness of the Merger”

•      “Summary Term Sheet—Opinion of the Independent Committee’s Financial Advisor”

•      “Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•      “Special Factors—Background of the Merger”

•      “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Board”

•      “Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•      “Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•      “Special Factors—Interests of Certain Persons in the Merger”

•      “Annex B—Opinion of Barclays Bank PLC as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

•      “Questions and Answers about the Extraordinary General Meeting and the Merger”

•      “The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Special Factors—Background of the Merger”

•      “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Board”

•      “Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•      “Annex B—Opinion of Barclays Bank PLC as Financial Advisor”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—Recommendations of the Independent Committee and the Board”

•      “Questions and Answers about the Extraordinary General Meeting and the Merger”

•      “Special Factors—Background of the Merger”

•      “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Board”

8

(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Special Factors—Background of the Merger”

•      “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—Opinion of the Independent Committee’s Financial Advisor”

•      “Special Factors—Background of the Merger”

•      “Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•      “Annex B—Opinion of Barclays Bank PLC as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•      “Annex B—Opinion of Barclays Bank PLC as Financial Advisor”

(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•      “Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—Financing of the Merger”

•      “Special Factors—Financing”

•      “The Merger Agreement and Plan of Merger”

•      “Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—Financing of the Merger”

•      “Special Factors—Financing”

(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•      “Summary Term Sheet— Fees and Expenses”

•      “Special Factors—Fees and Expenses”

•      “The Merger Agreement and Plan of Merger— Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•      “Summary Term Sheet—Financing of the Merger”

•      “Special Factors—Financing”

•      “The Merger Agreement and Plan of Merger—Financing”

9

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•      “Special Factors—Interests of Certain Persons in the Merger”

•      “Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•      “Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•      “Summary Term Sheet—Support Agreement”

•      “Questions and Answers about the Extraordinary General Meeting and the Merger”

•      “Special Factors—Support Agreement”

•      “Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•      “The Extraordinary General Meeting—Vote Required”

•      “Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—Recommendations of the Independent Committee and the Board”

•      “Summary Term Sheet—Position of Buyer Group as to the Fairness of the Merger”

•      “Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•      “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Board”

•      “Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•      “The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited consolidated financial statements of the Company for the two years ended December 31, 2013 and December 31, 2014 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2014, filed on April 30, 2015 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the nine months periods ended September 30, 2014 and September 30, 2015 are incorporated herein by reference to the Company’s 2015 third quarter earnings release furnished on Form 6-K on November 25, 2015. The unaudited balance sheet information of the Company as of September 30, 2014 is incorporated herein by reference to the Company’s report on Form 6-K filed on December 30, 2014.

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Financial Information”

•      “Where You Can Find More Information”

(d)	Pro Forma Information. Not applicable.

10

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•      “The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•      “Summary Term Sheet—The Parties Involved in the Merger”

•      “Special Factors—Interests of Certain Persons in the Merger”

•      “Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated ___________, 2016 (the “proxy statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Depositary's Notice, incorporated herein by reference to Annex E to the proxy statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to Annex F to the proxy statement.

(a)-(5)	ADS Voting Instructions Card, incorporated herein by reference to Annex G to the proxy statement.

(a)-(6)	Press Release issued by the Company, dated December 15, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 15, 2015.

(b)-(1)*	Equity Commitment Letter, dated December 15, 2015, by and between Parent and Uranus.

(b)-(2)*	Equity Commitment Letter, dated December 15, 2015, by and between Parent and Alibaba Pictures.

(b)-(3)*	Equity Commitment Letter, dated December 15, 2015, by and between Parent and Oriental Power.

(b)-(4)*	Equity Commitment Letter, dated December 15, 2015, by and between Parent and Mr. Xie.

(b)-(5)*	Equity Commitment Letter, dated December 15, 2015, by and between Parent and the Chairman.

(c)-(1)	Opinion of Barclays Bank PLC, dated December 15, 2015, incorporated herein by reference to Annex B to the proxy statement.

(c)-(2)*	Discussion materials prepared by Barclays Bank PLC for discussion with the Independent Committee, dated December 13, 2015.

(d)-(1)	Agreement and Plan of Merger, dated as of December 15, 2015, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)*	Support Agreement, dated December 15, 2015, by and among Parent, the Chairman Parties, Fosun Entities, Sequoia Entities, SAIF and Uranus.

(d)-(3)*	Limited Guarantee, dated December 15, 2015, by Uranus in favor of the Company.

(d)-(4)*	Limited Guarantee, dated December 15, 2015, by Alibaba Pictures in favor of the Company.

(d)-(5)*	Limited Guarantee, dated December 15, 2015, by Oriental Power in favor of the Company.

(d)-(6)*	Limited Guarantee, dated December 15, 2015, by Mr. Xie in favor of the Company.

(d)-(7)*	Limited Guarantee, dated December 15, 2015, by the Chairman in favor of the Company.

(d)-(8)*	Consortium Agreement, dated June 12, 2015, by and among the Chairman, Skillgreat, Fosun Entities, Peak Reinsurance Company Limited, Fidelidade-Companhia de Seguros, S.A. and Sequoia Entities.

(d)-(9)*	Interim Investors Agreement, dated December 15, 2015, by and among Parent, Merger Sub, the Chairman Parties, Fosun Entities, Sequoia Entities, SAIF, SAC Finance, Willow, Uranus and All Gain.

11

(d)-(10)	Securities Purchase Agreement, dated October 12, 2015, by and among Skillgreat, the Chairman, Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A., incorporated herein by reference to Exhibit 99.11 to the Schedule 13D Amendment filed by Fosun Entities, Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A. on October 14, 2015.

(d)-(11)	Investment Agreement, dated October 19, 2015, by and among the Chairman Parties and Uranus incorporated herein by reference to Exhibit 99.1 to the Schedule 13D Amendment filed by the Chairman Parties on October 27, 2015.

(d)-(12)	Loan Agreement, dated November 25, 2015, by and among the Chairman Parties and Uranus, incorporated herein by reference to Exhibit 99.8 to the Schedule 13D Amendment filed by the Chairman Parties on December 18, 2015.

(d)-(13)	Share Purchase Agreement, dated July 13, 2014, by and among the Chairman, Skillgreat, Fidelidade-Companhia de Seguros, S.A. and Fosun incorporated herein by reference to Exhibit 99.4 to the Schedule 13D filed by Fosun Entities, Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A. on July 28, 2014.

(d)-(14)	Share Purchase Agreement, dated September 30, 2013, by and among the Chairman, Skillgreat and Orrick, incorporated herein by reference to Exhibit 99.2 to the Schedule 13D Amendment filed by the Chairman Parties on October 9, 2013.

(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

* Previously filed

12

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2016

Bona Film Group Limited

By:	/s/ Daqing Dave Qi
Name: Daqing Dave Qi
Title: Chairman of the Independent Committee

Mountain Tiger International Limited

By:	/s/ Dong YU
Name: Dong YU
Title: Director

Mountain Tiger Limited

By:	/s/ Dong YU
Name: Dong YU
Title: Director

Dong YU

/s/ Dong YU

Skillgreat Limited

By:	/s/ Dong YU
Name: Dong YU
Title: Director

Vantage Global Holdings Ltd

By:	/s/ Dong YU
Name: Dong YU
Title: Director

Fosun International Limited Orrick Investments Limited

By:	/s/ Jingyan Huang
Name: Jingyan Huang
Title: Authorized Signatory

Sequoia Capital China I, L.P.

Sequoia Capital China Partners Fund I, L.P.

Sequoia Capital China Principals Fund I, L.P.

By: Sequoia Capital China Management I, L.P., General Partner of Each

By: SC China Holding Limited, its General Partner

By:	/s/ Nan Peng Shen
Name: Nan Peng Shen
Title: Authorized Signatory

13

Sequoia Capital China Management I, L.P. By: SC China Holding Limited, its General Partner

By:	/s/ Nan Peng Shen
Name: Nan Peng Shen
Title: Authorized Signatory

SC China Holding Limited

By:	/s/ Nan Peng Shen
Name: Nan Peng Shen
Title: Authorized Signatory

SNP China Enterprises Limited

By:	/s/ Nan Peng Shen
Name: Nan Peng Shen
Title: Authorized Signatory

Nan Peng Shen

/s/ Nan Peng Shen

SAIF Partners IV L.P. By: SAIF IV GP, L.P., is General Partner By: SAIF IV GP Capital Ltd., its General Partner

By:	/s/ Andrew Y. Yan
Name: Andrew Y. Yan
Title: Authorized Signatory

Alibaba Pictures Group Limited

By:	/s/ Zhang Qiang
Name: Zhang Qiang
Title: Chief Executive Officer

SAC Finance Company Limited

By:	/s/ Zhang Qiang
Name: Zhang Qiang
Title: Director

Tencent Holdings Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Director

Oriental Power Holdings Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Director

14

Willow Investment Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Director

Uranus Connection Limited

By:	/s/ Yao SUN
Name: Yao SUN
Title: Chief Executive Officer

Zhanshan XIE

/s/ Zhanshan Xie

All Gain Ventures Limited

By:	/s/ Zhanshan Xie
Name: Zhanshan Xie
Title: Director

15

Exhibit Index

(a)-(1)	Preliminary Proxy Statement of the Company dated ___________, 2016 (the “proxy statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Depositary's Notice, incorporated herein by reference to Annex E to the proxy statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to Annex F to the proxy statement.

(a)-(5)	ADS Voting Instructions Card, incorporated herein by reference to Annex G to the proxy statement.

(a)-(6)	Press Release issued by the Company, dated December 15, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 15, 2015.

(b)-(1)*	Equity Commitment Letter, dated December 15, 2015, by and between Parent and Uranus.

(b)-(2)*	Equity Commitment Letter, dated December 15, 2015, by and between Parent and Alibaba Pictures.

(b)-(3)*	Equity Commitment Letter, dated December 15, 2015, by and between Parent and Oriental Power.

(b)-(4)*	Equity Commitment Letter, dated December 15, 2015, by and between Parent and Mr. Xie.

(b)-(5)*	Equity Commitment Letter, dated December 15, 2015, by and between Parent and the Chairman.

(c)-(1)	Opinion of Barclays Bank PLC, dated December 15, 2015, incorporated herein by reference to Annex B to the proxy statement.

(c)-(2)*	Discussion materials prepared by Barclays Bank PLC for discussion with the Independent Committee, dated December 13, 2015.

(d)-(1)	Agreement and Plan of Merger, dated as of December 15, 2015, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)*	Support Agreement, dated December 15, 2015, by and among Parent, the Chairman Parties, Fosun Entities, Sequoia Entities, SAIF and Uranus.

(d)-(3)*	Limited Guarantee, dated December 15, 2015, by Uranus in favor of the Company.

(d)-(4)*	Limited Guarantee, dated December 15, 2015, by Alibaba Pictures in favor of the Company.

(d)-(5)*	Limited Guarantee, dated December 15, 2015, by Oriental Power in favor of the Company.

(d)-(6)*	Limited Guarantee, dated December 15, 2015, by Mr. Xie in favor of the Company.

(d)-(7)*	Limited Guarantee, dated December 15, 2015, by the Chairman in favor of the Company.

(d)-(8)*	Consortium Agreement, dated June 12, 2015, by and among the Chairman, Skillgreat, Fosun Entities, Peak Reinsurance Company Limited, Fidelidade-Companhia de Seguros, S.A. and Sequoia Entities.

(d)-(9)*	Interim Investors Agreement, dated December 15, 2015, by and among Parent, Merger Sub, the Chairman Parties, Fosun Entities, Sequoia Entities, SAIF, SAC Finance, Willow, Uranus and All Gain.

(d)-(10)	Securities Purchase Agreement, dated October 12, 2015, by and among Skillgreat, the Chairman, Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A., incorporated herein by reference to Exhibit 99.11 to the Schedule 13D Amendment filed by Fosun Entities, Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A. on October 14, 2015.

(d)-(11)	Investment Agreement, dated October 19, 2015, by and among the Chairman Parties and Uranus incorporated herein by reference to Exhibit 99.1 to the Schedule 13D Amendment filed by the Chairman Parties on October 27, 2015.

(d)-(12)	Loan Agreement, dated November 25, 2015, by and among the Chairman Parties and Uranus, incorporated herein by reference to Exhibit 99.8 to the Schedule 13D Amendment filed by the Chairman Parties on December 18, 2015.

(d)-(13)	Share Purchase Agreement, dated July 13, 2014, by and among the Chairman, Skillgreat, Fidelidade-Companhia de Seguros, S.A. and Fosun incorporated herein by reference to Exhibit 99.4 to the Schedule 13D filed by Fosun Entities, Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A. on July 28, 2014.

16

(d)-(14)	Share Purchase Agreement, dated September 30, 2013, by and among the Chairman, Skillgreat and Orrick, incorporated herein by reference to Exhibit 99.2 to the Schedule 13D Amendment filed by the Chairman Parties on October 9, 2013.

(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

* Previously filed

17